Exhibit 1

RECENT DEVELOPMENTS

The information included in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2008. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.

Summary

The following summary does not purport to be complete and is qualified in its entirety by the more detailed information appearing elsewhere herein.

United Mexican States

	2005		2006		2007(1)		2008(1)		2009(1)		First three months of 2010(1)
	(in millions of dollars or pesos, except percentages)
The Economy
Gross Domestic Product (“GDP”):
Nominal	Ps.	9,251,738	Ps.	10,381.960	Ps.	11,207,775	Ps.	12,130,832	Ps.	11,822,986	Ps.	12,325,523
Real(3)	Ps.	8,113,679	Ps.	8,513,900	Ps.	8,798,342	Ps.	8,929,455	Ps.	8,345,648	Ps.	8,358,484
Real GDP growth		3.2%		4.9%		3.3%		1.5%		(6.5)%		4.3%
Increase in national consumer price index		3.3%		4.1%		3.8%		6.5%		3.6%		2.4%
Merchandise export growth(4)		14.0%		16.7%		8.8%		7.2%		(21.1)%		34.1%
Non-oil merchandise export growth(4)		11.0%		15.7%		8.5%		5.2%		(17.4)%		29.4%
Oil export growth		34.8%		22.4%		10.2%		17.7%		(39.0)%		71.9%
Oil exports as % of merchandise exports(4)		14.9%		15.6%		15.8%		17.4%		13.5%		14.3%
Balance of payments:
Current account		$(4,871)		$(4,776)		$(8,660)		$(16,174)		$(5,504)		$(542)
Trade balance		$(7,587)		$(6,133)		$(10,074)		$(17,261)		$(4,602)		$372
Capital account		$14,829		$(2,485)		$19,817		$25,060		$15,630		$7,611
Change in total reserves(5)		$7,173		$(989)		$10,311		$7,450		$5,397		$4,845
International reserves (end of period)(6)		$68,669		$67,680		$77,991		$85,441		$90,838		$95,682
Net international assets(7)		$74,115		$76,304		$87,235		$95,232		$99,870		$101,640
Ps./$ representative market exchange rate (end of period)(8)		10.6344		10.8116		10.9157		13.8325		13.0659		12.3306
28-day Cetes (Treasury bill) rate (% per annum)(9)		9.2%		7.2%		7.2%		7.7%		5.4%		4.5%
Unemployment rate (end of period)		2.8%		3.5%		3.4%		4.3%		4.8%		4.8%

	2005(3)		2006(3)		2007(3)		2008(1)(3)		2009(1)(3)		First three months of 2010(1)		Budget 2010(10)
	(in millions of pesos, except percentages)
Public Finance(11)
Budgetary public sector revenues(3)	Ps.	1,708,664	Ps.	1,856,773	Ps.	1,952,029	Ps.	2,106,279	Ps.	1,989,178	Ps.	499,069	Ps.	1,972,141
As % of GDP		21.1%		21.8%		22.2%		23.6%		23.8%		23.9%		21.9%
Budgetary public sector expenditures(3)	Ps.	1,717,608	Ps.	1,849,898	Ps.	1,949,452	Ps.	2,114,879	Ps.	2,181,016	Ps.	497,188	Ps.	2,221,303
As % of GDP		21.2%		21.7%		22.2%		23.7%		26.1%		23.8%		24.6%
Public sector balance as % of GDP(12)		(0.1)%		0.1%		0.0%		(0.1)%		(2.3)%		0.4%		(2.8)%
Primary balance as % of GDP(12)		2.2%		2.5%		2.2%		1.8%		(0.1)%		1.3%		(0.5)%
Operational balance as % of GDP(12)		0.3%		0.6%		0.6%		1.0%		(1.6)%		0.6%		(2.1)%

	December 31,										June 30, 2010(1)
	2005		2006		2007		2008(1)		2009(1)
	(in billions of dollars or pesos, except percentages)
Public Debt(13)
Net internal public debt(14)	Ps.	1,183.3	Ps.	1,547.1	Ps.	1,788.3	Ps.	2,332.7	Ps.	2,471.3	Ps.	2,602.2
Gross external public debt(15)		$71.7		$54.8		$55.4		$56.9		$96.4		$96.2
Long-term		$70.9		$53.9		$54.4		$55.7		$94.6		$94.6
Short-term		$0.8		$0.8		$0.9		$1.3		$1.8		$1.9
Public debt as % of nominal GDP:
Net internal public debt(14)		12.2%		14.4%		15.1%		19.2%		19.6%		n.a.
Gross external public debt(15)		7.9%		5.5%		5.1%		6.3%		10.0%		n.a.
Total public debt as % of nominal GDP		20.1%		19.9%		20.2%		25.5%		29.6%		n.a.
Interest on external public debt as % of merchandise exports(4)		3.3%		2.9%		2.5%		2.1%		2.3%		1.8%

Note:	Totals may differ due to rounding.

n.a. = Not available.

(1)	Preliminary.
(2)	Annualized.
(3)	Constant pesos with purchasing power as of December 31, 2003.
(4)	Merchandise export figures include in-bond industry and exclude tourism.
(5)	Because of the impact of errors and omissions and purchases, sales and revaluation of bullion, figures for changes in total reserves do not reflect the sum of the current and capital accounts.
(6)	International reserves are equivalent to gross international reserves minus international liabilities of Banco de México with maturities under six months.
(7)	Net international assets are defined as (a) gross international reserves plus (b) assets with a maturity longer than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund and (y) liabilities with a maturity shorter than six months derived from credit agreements with central banks.
(8)	“Representative market rate” represents the end-of-period exchange rate announced by Banco de México for the payment of obligations denominated in currencies other than pesos and payable within Mexico.
(9)	Annual average of weekly rates, calculated on a month-by-month basis.
(10)	2010 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2010 and in the Programa Económico 2010 (Economic Program 2010), and do not reflect actual results for 2009 or updated estimates of Mexico’s 2010 economic results. Percentages of GDP were calculated with a GDP projection made in 2009 using the method of calculation in effect since April 2008.
(11)	Includes aggregate revenues and expenditures for the Government and budget-controlled and administratively controlled agencies but not off-budget revenues or expenditures.
(12)	The definitions of “public sector balance,” “primary balance” and “operational balance” are discussed under “Public Finance—General Measures of Fiscal Balance” in Mexico’s annual report for 2008. Each of the public sector balance, primary balance and operational balance excludes proceeds of privatizations.
(13)	Includes direct debt of the Government, public sector debt guaranteed by the Government and other public sector debt, except as indicated.
(14)	“Net internal debt” represents the internal debt directly incurred by the Government at the end of the indicated period, including Banco de México’s General Account Balance and the assets of the Fondo de Ahorro Para el Retiro (Retirement Savings System Fund), but excluding debt of budget-controlled and administratively controlled agencies and debt guaranteed by the Government. In addition, net internal debt includes only securities sold to the public in primary auctions but not debt allocated to Banco de México for its use in regulating liquidity (“Regulación Monetaria”). Regulación Monetaria does not increase the Government’s overall level of internal debt, because Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt into the secondary market, however, Regulación Monetaria can result in a situation in which the level of outstanding internal debt is higher than the Government’s figure for net internal debt.
(15)	External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amounts at the end of the indicated period. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as gross debt net of certain financial assets held abroad. These financial assets include the value of collateral securing principal and interest on bonds and Mexican public sector external debt that is held by public sector entities but that has not been canceled. External public sector debt does not include (a) repurchase obligations of Banco de México with the International Monetary Fund, none of which were outstanding at June 30, 2010, (b) external borrowings by the public sector after June 30, 2010, and (c) loans from the Commodity Credit Corporation to private sector Mexican banks.

Source: Ministry of Finance and Public Credit.

Form of Government

The Partido Acción Nacional (National Action Party, or PAN) currently holds seven state governorships, the Partido de la Revolución Democrática (Democratic Revolution Party, or PRD) holds four state governorships and the governorship of the Federal District and the Coalición Por el Bien de Todos (Coalition for the Wellbeing of Everyone), an alliance formed by the PRD, the Labor Party and the Convergencia (Convergence for Democracy), holds one state governorship. The Partido Revolucionario Institucional (Institutional Revolutionary Party, or PRI) holds the remaining 19 of the 31 state governorships. Local elections for 12 state governorships were held in Mexico on July 4, 2010. According to preliminary results released on July 6, 2010, a coalition comprised of the PRI and the Partido Verde Ecologista de México (Ecologist Green Party of Mexico) captured nine state governorships, while a coalition formed by the PAN, PRD and Convergence for Democracy won three state governorships.

Internal Security

During recent years, the Mexican Government has gradually heightened its efforts to combat organized crime, particularly as it relates to the activities of producing, processing and trafficking in narcotics. Specifically, the Mexican Government has implemented various security measures and has strengthened its military and police forces. In addition, during 2009, the Mexican Government appropriated Ps. 32.9million for expenditures related to internal security, an increase of 59.3% as compared to 2008.

However, as of today, no governmental studies have been completed regarding the effect on the Mexican economy of narcotics trafficking and drug-related violence, including their effect on Mexican electoral politics or Mexican public finances. Nonetheless, the Government does not believe that these criminal activities and the associated violence have had a material adverse effect on the Mexican economy or on foreign investment flows to Mexico.

The Economy

Gross Domestic Product

According to preliminary figures, Mexico’s Gross Domestic Product (GDP) decreased by 6.5% in real terms during 2009, as compared to 2008. This reduction in GDP growth was caused by a decrease in external demand resulting from the global economic recession, which led to a significant reduction in Mexican exports, mainly in the automobile and electronics sectors. In addition, during the second quarter of 2009, the A/H1N1 influenza outbreak temporarily affected economic activity in several sectors, especially those related to tourism and leisure. Global economic activity began to recover beginning in the second half of 2009, after a deep contraction observed in the previous six months. This recovery was driven by fiscal and monetary stimulus programs implemented in many advanced economies and in some emerging market countries, as well as the several measures taken to stabilize the operation of the international financial system. In addition, the Mexican Government undertook a number of measures to mitigate the effects of the global financial crisis in Mexico, including the following:

•

the adoption of an infrastructure expenditure program to finance projects in various sectors, including the energy sector, to advance national priorities, simulate economic activity and promote job creation;

•

the use of the Mexican national development banks (a) to increase the availability of credit through credit lines made available to financial intermediaries and guarantees and (b) to finance new infrastructure projects;

•

the provision, through Mexican development banks, of additional credit to the agricultural sector, through (a) the provision of additional financing to financial intermediaries, (b) the introduction of new guarantee programs and (c) the provision of subsidies to lower the guarantee premiums normally applicable to medium- and long-term loans to finance the acquisition of fixed assets.

•	the provision of additional credit to the housing sector.

•

the relaxation of investment restrictions applicable to the private pension funds, in order to channel a greater amount of resources to infrastructure projects and housing, as well as to finance small- and medium-sized enterprises.

•	The adoption of measures to strengthen the Government purchase program administered by Nacional Financiera, S.N.C. for small- and medium-sized enterprises.

These measures are discussed in greater detail in Mexico’s annual report for 2008, filed with the SEC on October 19, 2009.

During 2009, the public administration sector increased by 3.7%; the agriculture, forestry, fishing and hunting sector increased by 1.8%; the information sector increased by 1.6%; the utilities sector increased by 1.2% and the mining sector increased by 1.0%, each in real terms as compared to 2008. In contrast, the wholesale and retail trade sector decreased by 14.5%; the manufacturing sector decreased by 10.2%; the accommodation and food services sector decreased by 9.6%; the transportation and warehousing sector decreased by 8.1%; the construction sector decreased by 7.5%; the professional, scientific and technical services sector decreased by 5.7%; the administrative support, waste management and remediation services sector decreased by 5.4%; the real estate, rental and leasing sector decreased by 5.3%; the education services sector decreased by 4.5%; the finance and insurance sector decreased by 3.8%; the management of companies and enterprises sector decreased by 3.7%; the arts, entertainment and recreation sector decreased by 2.3%; the health care and social assistance sector decreased by 0.1% and the other services (except public administration) sector decreased by 2.7%, each in real terms as compared to 2008.

In 2010, the Mexican Government has undertaken the following additional measures to lessen the lingering effects of the global economic crisis:

•

On March 10, 2010, Mexico’s Comisión de Cambios (Exchange Commission) requested that the International Monetary Fund (which we refer to as the IMF) renew the contingent credit line granted by the IMF to Mexico on April 17, 2009, totaling approximately U.S. $48 billion. The Exchange Commission requested the renewal of this IMF contingent credit line in response to lingering uncertainties caused by global economic conditions and credit availability. On March 25, 2010, the IMF approved a one-year renewal of this contingent credit line. As of today, Mexico has not drawn any funds under this contingent credit line.

•

On June 24, 2010, in order to stimulate the recovery of the Mexican automobile industry, President Calderón introduced several new measures designed to promote the purchase of new automobiles in Mexico. These measures included the gradual phasing-out of the vehicle ownership tax, a tax incentive for companies that purchase automobiles and the implementation of a guarantee program to increase the availability of credit to families for the purchase of new automobiles.

According to preliminary figures, Mexico’s GDP grew by 4.3% during the first three months of 2010, as compared to the first three months of 2009. The wholesale and retail trade sector increased by 13.4%; the manufacturing sector increased by 9.9%; the transportation and warehousing sector increased by 5.8%; the information sector increased by 4.6%; the mining sector increased by 3.9%; the real estate, rental and leasing sector increased by 2.4%; the utilities sector increased by 1.7%; the health care and social assistance sector increased by 1.0%; the finance and insurance sector increased by 0.5%; and the public administration sector increased by 0.3%, each in real terms as compared to the first three months of 2009. In contrast, the professional, scientific and technical services sector decreased by 5.2%; the construction sector decreased by 3.8%; the management of companies and enterprises sector decreased by 3.0%; the accommodation and food services sector decreased by 1.8%; the arts, entertainment and recreation sector decreased by 1.6%; the agriculture, forestry, fishing and hunting sector decreased by 1.5%; the administrative support, waste management and remediation services sector decreased by 0.7%; the education services sector decreased by 0.4% and the other services (except public administration) sector decreased by 0.7%, each in real terms as compared to the first three months of 2009.

Hurricane Alex and Flooding in Northeastern Mexico

In June 2010, Hurricane Alex made landfall off the northeastern coast of Mexico, causing substantial flooding and power outages throughout northeastern Mexico for a period of several days. The states of Tamaulipas, Nuevo León and Coahuila suffered the most damage from the storm and the ensuing flooding, including the complete destruction of or property damage to roadways and other infrastructure, homes and businesses. According to estimates from the Mexican Secretariat of Agriculture, Livestock, Rural Development, Fisheries and Food (SAGARPA), 203,400 hectares (approximately 503,000 acres) of farmland were damaged by the flooding. The storm also affected commerce throughout the region.

On July 2, 2010, the Secretaría de Gobernación declared a state of emergency in 21 of the state of Nuevo León’s 51 municipalities, which permitted federal disaster funds to be used in aid operations. An additional 22 municipalities were declared subject to the state of emergency on July 7, 2010 and July 8, 2010. On July 5, 2010, similar declarations were made for 19 municipalities in Tamaulipas.

On July 21, 2010, President Calderón announced a series of aid measures for the areas affected by the storm, including:

•

A program under which Ps. 1.0 billion in credit lines will be made available to small and medium sized businesses affected by the storm. The funds will allow these companies to repair or replace machinery and equipment that was damaged in the storm.

•	The Mexican Government will invest approximately Ps. 5.0 billion to restore hydraulic infrastructure in the states of Tamaulipas, Nuevo León and Coahuila.

These measures, among others, represent the initial efforts of the Mexican Government to restore those areas affected by the storm and its ensuing floods.

The following table sets forth the change in Mexico’s real GDP by sector for the periods indicated.

Real GDP Growth by Sector

	2005(1)	2006(1)	2007(1)	2008(1)	2009(1)	First Three Months of 2010(1) (2)
GDP (constant 2003 prices)	3.2%	4.9%	3.3%	1.5%	(6.5)%	4.3%
Primary Activities:
Agriculture, forestry, fishing and hunting	(2.6)	6.3	2.4	1.2	1.8	(1.5)
Secondary Activities:
Mining	(0.3)	1.4	(0.6)	(1.4)	1.0	3.9
Utilities	2.0	12.2	3.7	(2.3)	1.2	1.7
Construction	3.9	7.8	4.4	0.6	(7.5)	(3.8)
Manufacturing	3.6	5.9	1.7	(0.6)	(10.2)	9.9
Tertiary activities:
Wholesale and retail trade	4.6	6.5	5.0	2.2	(14.5)	13.4
Transportation and warehousing	3.6	5.8	3.7	0.1	(8.1)	5.8
Information	8.6	10.7	11.6	8.0	1.6	4.6
Finance and insurance	22.9	9.7	17.3	18.6	(3.8)	0.5
Real estate, rental and leasing	2.3	4.1	3.1	3.2	(5.3)	2.4
Professional, scientific and technical services	3.6	3.0	3.1	3.1	(5.7)	(5.2)
Management of companies and enterprises	4.8	20.1	(3.1)	(3.1)	(3.7)	(3.0)
Administrative support, waste management and remediation services	3.6	3.7	3.1	1.6	(5.4)	(0.7)
Education services	2.1	0.1	1.8	1.6	(4.5)	(0.4)
Health care and social assistance	1.8	7.8	2.5	(1.1)	(0.1)	1.0
Arts, entertainment and recreation	0.7	2.3	3.1	1.5	(2.3)	(1.6)
Accommodation and food services	0.8	1.6	2.6	0.9	(9.6)	(1.8)
Other services (except public administration)	2.2	3.3	3.9	0.6	(2.7)	(0.7)
Public administration	2.1	0.1	2.1	1.2	3.7	0.3

Note:	Numbers may not total due to rounding.
(1)	Preliminary. These figures are subject to periodic revision.
(2)	Figures for the first three months of 2010 are annualized and compared to the same period of 2009.

Source: National Institute of Statistics, Geography and Informatics.

Prices and Wages

For 2009, inflation (as measured by the change in the national consumer price index) was 3.6%, 3.0 percentage points lower than for 2008.

For the first seven months of 2010, inflation was 1.6%, 0.1 percentage points higher than for the same period of 2009.

Unemployment Rate

At December 31, 2009, the unemployment rate was 4.8%, as compared to an unemployment rate of 4.3% at December 31, 2008.

At June 30, 2010, the unemployment rate was 5.1%, as compared to an unemployment rate of 4.8% at December 31, 2009.

Interest Rates

During 2009, interest rates on 28-day Cetes averaged 5.4% and interest rates on 91-day Cetes averaged 5.5%, as compared to average rates on 28-day Cetes of 7.7% and on 91-day Cetes of 7.9% during 2008.

During the first seven months of 2010, interest rates on 28-day Cetes averaged 4.5% and interest rates on 91-day Cetes averaged 4.6%, as compared to average rates on 28-day Cetes of 6.1% and on 91-day Cetes of 6.2% during the same period of 2009. On August 12, 2010, the 28-day Cetes rate was 4.5% and the 91-day Cetes rate was 4.6%.

Principal Sectors of the Economy

Manufacturing Sector

During 2009, the manufacturing sector contracted by 10.2%, as compared to 2008, primarily as a result of a decline in the production in most of the industrial activities that comprise this sector, particularly in the transport equipment, basic metal and machinery and equipment industries, as well as lower demand for Mexican exports due to the global economic recession and the severe contraction of the U.S. automobile industry.

Petroleum and Petrochemicals

Based on the audited consolidated financial statements of PEMEX for the year ended December 31, 2009, PEMEX’s total sales revenues decreased by 18.0%, from Ps. 1,328.9 billion in 2008 to Ps. 1,089.9 billion in 2009. This decrease resulted primarily from lower crude oil prices and decreased volume of crude oil exports. “PEMEX” refers to Petróleos Mexicanos, its four subsidiary entities, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals), and its subsidiary companies.

Domestic sales decreased by 12.3% in 2009, from Ps. 679.8 billion in 2008 to Ps. 596.4 billion in 2009, primarily due to decreases in the prices and volumes of sales of natural gas, petroleum products and petrochemicals sold by PEMEX. Total export sales (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made) decreased by 24.2% in peso terms in 2009, from Ps. 644.4 billion in 2008 to Ps. 488.3 billion in 2009, primarily as the result of a decline in international crude oil and product prices and a reduction in the volume of crude oil exports.

The volume of PEMEX’s crude oil exports decreased by 12.9% in 2009, from 1,403.4 thousand barrels per day in 2008 to 1,222.1 thousand barrels per day in 2009, mainly as a result of lower crude oil production resulting from the natural decline of the Cantarell fields.

While PEMEX’s replacement rate for proved hydrocarbon reserves has increased in recent years, its overall replacement rate is still less than 100%, which represents a decline in Mexico’s proved hydrocarbon reserves. PEMEX’s crude oil production has also decreased over the past several years, primarily as a result of the natural decline of production in the Cantarell complex. In order to counteract this decline in production, PEMEX invests funds to maintain, as well as increase, the amount of extractable hydrocarbon reserves in Mexico. PEMEX also continues to invest capital to enhance its hydrocarbon recovery ratio and to improve the reliability and productivity of its infrastructure. In 2010, PEMEX has budgeted Ps. 32,865 million for exploration activities, which represents an 8.2% increase in nominal terms from the amount invested in exploration activities in 2009. For development activities, PEMEX has budgeted Ps. 153,621 million, which represents a 2.3% nominal increase over the amount invested in development activities in 2009.

In 2009, PEMEX had a net loss of Ps. 94.7 billion from Ps. 1,089.9 billion in total sales revenues, as compared to a net loss of Ps. 112.1 billion from Ps. 1,328.9 billion in total sales revenues in 2008. This reduction in net loss in 2009, as compared to 2008, resulted primarily from lower cost of sales, mainly due to reduced purchases of imported products.

Based on the unaudited consolidated financial statements of PEMEX for the first six months of 2009 and 2010, PEMEX’s total sales revenues increased by 27.9%, from Ps. 485.9 billion in the first six months of 2009 to Ps. 621.4 billion in the first six months of 2010. The increase in total sales resulted primarily from increases in prices of crude oil exports and increased domestic sales.

PEMEX’s domestic sales increased by 23.2% in the first six months of 2010, from Ps. 273.1 billion in the first six months of 2009 to Ps. 336.4 billion in the first six months of 2010, primarily due to a 22.0% increase in sales of petroleum products, a 19.6% increase in sales of dry natural gas and a 58.7% increase in sales of petrochemical products. Total export sales (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made) increased by 34.5%, from Ps. 210.0 billion in the first six months of 2009 to Ps. 282.4 billion in the first six months of 2010, primarily due to increases in crude oil export prices and volume, which were partially offset by the appreciation of the Mexican peso against the U.S. dollar during the first six months of 2010.

In the first six months of 2010, PEMEX reported a net loss of Ps. 18.7 billion on Ps. 621.4 billion in total revenues, as compared to a net loss of Ps. 25.8 billion on Ps. 485.9 billion in total revenues in the first six months of 2009. This decrease in net loss is primarily explained by a 42.3% increase in income before taxes and duties as a result of higher crude oil, natural gas and petroleum products prices, as well as a larger IEPS tax credit.

Tourism Sector

After merchandise exports (including in-bond industries) and worker remittances from abroad, tourism is Mexico’s third largest contributor of foreign exchange. The expansion of tourism that began in late 1986 continued until 2008. However, during 2009, revenues from international travelers (including both tourists and visitors who enter and leave the country on the same day) totaled U.S. $11.3 billion, 15.2% lower than in 2008, primarily due to the A/H1N1 influenza outbreak. Revenues from tourists to the interior (as opposed to border cities) totaled U.S. $8.6 billion in 2009, a 14.7% decrease over 2008. The number of tourists to the interior in 2009, 11.8 million, was 11.4% lower than the level for 2008, while the average expenditure per tourist to the interior decreased by 3.8%, to U.S. $732.01. During 2009, expenditures by Mexican tourists abroad amounted to U.S. $4.3 billion, an 11.9% decrease from the level during 2008, while expenditures by Mexicans traveling abroad (which include both tourists and one-day visitors) amounted to U.S. $7.1 billion. The tourism balance recorded a surplus of U.S. $4.1 billion in 2009, a decrease of 13.0% from the U.S. $4.8 billion surplus recorded in 2008.

During the first six months of 2010, revenues from international travelers (including both tourists and visitors who enter and leave the country on the same day) totaled U.S. $6.5 billion, 7.3% greater than in the same period of 2009. Revenues from tourists to the interior (as opposed to border cities) totaled U.S. $1.0 billion in the first six months of 2010, a 6.9% decrease from the same period of 2009. The number of tourists to the interior in the first six months of 2010, 6.8 million, was 12.4% higher than the level for the same period of 2009, while the average expenditure per tourist to the interior decreased by 2.7%, to U.S. $756.23. During the first six months of 2010, expenditures by Mexican tourists abroad amounted to U.S. $2.1 billion, a 6.1% increase over the level during the same period of 2009, while expenditures by Mexicans traveling abroad (which include both tourists and one-day visitors) amounted to U.S. $3.4 billion. The tourism balance recorded a surplus of U.S. $3.1 billion in the first six months of 2010, an increase of 11.4% from the U.S. $2.8 billion surplus recorded in the same period of 2009.

Financial System

2010 Monetary Program

Consistent with Mexico’s monetary program for 2009, Mexico’s monetary program for 2010 has as its principal objective the achievement of an inflation rate no higher than 3.0% (+/-1.0%) by the end of 2010. Mexico’s monetary program for 2010 is made up of the following elements:

•	the announcement of an explicit, multi-year plan to control inflation;

•	a systematic analysis of the economy and inflationary pressures;

•	a description of the instruments used by Banco de México to achieve its objectives; and

•	a policy of communication that promotes transparency, credibility and effective monetary policy.

Central Bank and Monetary Policy

During 2009, the M1 money supply increased by 5.1% in real terms, as compared with 2008. This increase was driven by higher amounts of bills and coins held by the public and checking account deposits. The amount of bills and coins held by the public at December 31, 2009 was 4.9% greater in real terms than at December 31, 2008, while the aggregate amount of checking account deposits denominated in pesos at December 31, 2009 was 1.4% greater in real terms than the amount of checking account deposits at December 31, 2008.

At December 31, 2009, financial savings were 2.6% greater in real terms than financial savings at December 31, 2008. Savings generated by Mexican residents were 2.1% greater in real terms and savings generated by non-residents were 10.7% greater in real terms than their respective levels at December 31, 2008.

At June 30, 2010, the M1 money supply increased by 6.6% in real terms, as compared to the M1 money supply at June 30, 2009. This increase was driven by higher amounts of bills and coins held by the public. The amount of bills and coins held by the public at June 30, 2010 increased by 6.0% in real terms, as compared to June 30, 2009, while the aggregate amount of checking account deposits denominated in pesos at June 30, 2010 was 7.4% greater in real terms than the amount of checking account deposits denominated in pesos at June 30, 2009.

At June 30, 2010, financial savings were 6.8% greater in real terms than financial savings at June 30, 2009. Savings generated by Mexican residents were 3.9% greater in real terms and savings generated by non-residents were 59.6% greater in real terms at June 30, 2010 than their respective levels at June 30, 2009.

At December 31, 2009, the monetary base totaled Ps. 632.0 billion, a 9.2% increase in nominal terms, from the level of Ps. 577.5 billion at December 31, 2008. At August 10, 2010, the monetary base totaled Ps. 585.4 billion, a 7.4% nominal decrease from the level of Ps. 632.0 billion at December 31, 2009, due to lower demand for bills and coins held by the public. This decrease is consistent with the normal cycle of the monetary base, which tends to contract in the early part of each year and expand during the latter part of each year.

In October 2007, Banco de México announced that as of January 21, 2008, it would use the overnight funding rate, rather than its other monetary policy instrument, the “corto” or “short,” as its primary monetary policy instrument. The minimum overnight funding rate was reduced to 7.75% on January 16, 2009, to 7.50% on February 20, 2009, to 6.75% on March 20, 2009, to 6.00% on April 17, 2009, to 5.25% on May 15, 2009, to 4.75% on June 19, 2009 and to 4.50% on July 17, 2009. As of August 17, 2010, the overnight funding rate remained at 4.50%.

On December 9, 2009, President Felipe Calderón appointed Ernesto Cordero as Secretary of Finance and Public Credit. On December 28, 2009, President Calderón appointed Agustín Carstens as Governor of Banco de México for a six-year term that commenced January 1, 2010.

The Securities Market

At December 31, 2009, the Mexican Stock Market Index stood at 32,120.5 points, representing a 43.5% nominal increase from the level at December 31, 2008. At August 10, 2010, the Mexican Stock Market Index stood at 32,685.5 points, representing a 1.8% increase from the level at December 31, 2009.

Banking Supervision and Support

At December 31, 2009, the total amount of past-due loans of commercial banks was Ps. 60.6 billion, as compared to Ps. 60.7 billion at December 31, 2008. The past-due loan ratio of commercial banks increased from 3.2% at December 31, 2008 to 3.8% at June 30, 2009. This increase in the past due loans ratio of commercial banks was primarily due to a higher consumer past due loans ratio, which reached a historic high of 9.6% in May 2009, primarily as a result of a deterioration of consumer credit card loan assets. In response to this decrease in the quality of consumer credit card loans, the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission) increased the loan-loss reserve requirements for credit card loans. As a result, the past due loans ratio of commercial banks decreased from 3.8% at June 30, 2009 to 2.7% at June 30, 2010, a decrease of approximately 1.1 percentage points during this period.

At December 31, 2009, the total loan portfolio of the banking system was 0.4% higher in real terms than the total loan portfolio at December 31, 2008. The past-due loan ratio of commercial banks was 3.1% at December 31, 2009, as compared to 3.2% at December 31, 2008. The amount of loan loss reserves held by commercial banks totaled Ps. 105.3 billion at December 31, 2009, as compared to Ps. 97.9 billion at December 31, 2008. At this level, commercial banks had reserves covering 173.9% of their past-due loans at December 31, 2009, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.

At June 30, 2010, the total amount of past-due loans of commercial banks was Ps. 53.9 billion, as compared to Ps. 60.6 billion at December 31, 2009. At June 30, 2010, the total loan portfolio of the banking system was 0.6% greater in real terms than the total loan portfolio at December 31, 2009. The past-due loan ratio of commercial banks was 2.7% at June 30, 2010, as compared to 3.1% at December 31, 2009. The amount of loan loss reserves held by commercial banks totaled Ps. 99.8 billion at June 30, 2010, as compared to Ps. 105.3 billion at December 31, 2009. At this level, commercial banks had reserves covering 185.3% of their past-due loans at June 30, 2010, exceeding the minimum reserve level of 45% required by the applicable capitalization requirements.

External Sector of the Economy

Foreign Trade

According to preliminary figures, during the year ended December 31, 2009, Mexico registered a trade deficit of U.S. $4.7 billion, as compared with a trade deficit of U.S. $17.3 billion for 2008. Merchandise exports decreased by 21.2%, to U.S. $229.7 billion during 2009, as compared to U.S. $291.3 billion in 2008. During 2009, petroleum exports decreased by 39.0%, from U.S. $50,635.4 million in 2008 to U.S. $30,882.9 million in 2009, mainly as a result of lower crude oil production by PEMEX, which resulted from the decline in production from the Cantarell fields and, lower international crude oil prices and petroleum product prices, as well as decreased demand for petroleum products. During 2009, non-petroleum exports decreased by 17.4% from U.S. $240,707.2 million in 2008 to U.S. $198,824.6 million in 2009. Exports of manufactured goods, which represented 82.5% of total merchandise exports, decreased by 17.9% during 2009, from U.S. $230,881.6 million in 2008 to U.S. $189,579.1 million in 2009, due to lower demand for manufactured goods as a result of the global economic crisis and the consequent recession in Mexico’s key export markets, including the United States.

According to preliminary figures, during the year ended December 31, 2009, total imports decreased by 24.0% to U.S. $234.4 billion, as compared to U.S. $308.6 billion for 2008, due to decreased domestic demand. In particular, imports of intermediate goods decreased by 22.9%, imports of capital goods decreased by 21.6% and imports of consumer goods decreased by 31.5%, each as compared to 2008.

According to preliminary figures, during the first six months of 2010, Mexico registered a trade surplus of U.S. $312 million, as compared to a deficit of U.S. $1.8 billion for the same period of 2009, mainly as a result of an increase in total exports, which was due to improving economic conditions in Mexico’s key export markets, including the United States. Merchandise exports increased by 36.3% during the first six months of 2010, to U.S. $141.3 billion, as compared to U.S. $103.7 billion for the same period of 2009. During the first six months of 2010, petroleum exports increased by 51.8%, primarily due to increases in crude oil export prices and volume, while non-petroleum exports increased by 34.1%, each as compared to the same period of 2009. Exports of manufactured goods, which represented 81.9% of total merchandise exports, increased by 34.9% during the first six months of 2010, as compared to exports of manufactured goods during the same period of 2009.

According to preliminary figures, during the first six months of 2010, total imports increased by 33.6%, to U.S. $141.0 billion, as compared to U.S. $105.5 billion for the same period of 2009. During the first six months of 2010, imports of intermediate goods increased by 40.3%, imports of capital goods decreased by 4.1% and imports of consumer goods increased by 35.0%, each as compared to the first six months of 2009.

Balance of International Payments

According to preliminary figures, during 2009, Mexico’s current account registered a deficit of 0.6% of GDP, or U.S. $5.6 billion, as compared to a deficit of U.S. $16.2 billion in 2008. The capital account registered a surplus during 2009 of U.S. $15.6 billion, as compared with a surplus of U.S. $25.1 billion during 2008. Net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $27.8 billion during 2009 as compared with U.S. $28.5 billion during 2008, and was composed of foreign direct investment totaling U.S. $12.5 billion and net foreign portfolio investment inflows totaling U.S. $15.3 billion.

According to preliminary figures, during the first quarter of 2010, Mexico’s current account registered a deficit of 0.1% of GDP, or U.S. $765.2 million, as compared to a deficit of U.S. $1.3 billion in the same period of 2009. The capital account registered a surplus of U.S. $7.6 billion during the first three months of 2010, as compared with a deficit of U.S. $2.7 billion during the same period of 2009. Net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $14.1 billion during the first three months of 2010 as compared with U.S. $2.8 billion during the same period of 2009, and was composed of foreign direct investment totaling U.S. $4.3 billion and net foreign portfolio investment inflows totaling U.S. $9.8 billion.

At December 31, 2009, Mexico’s international reserves totaled U.S. $90.8 billion, an increase of U.S. $5.4 billion as compared to international reserves at December 31, 2008. The net international assets of Banco de México totaled U.S. $99.9 billion at December 31, 2009, an increase of U.S. $4.6 billion as compared to net international assets at December 31, 2008.

At August 6, 2010, Mexico’s international reserves totaled U.S. $105.6 billion, an increase of U.S. $14.8 billion as compared to international reserves at December 31, 2009. At August 6, 2010, the net international assets of Banco de México totaled U.S. $109.4 billion, an increase of U.S. $9.6 billion as compared to net international assets at December 31, 2009.

In October 2008, Banco de México announced a new policy under which it would conduct an auction of U.S. $400 million on any day during which the depreciation of the peso exceeded 2%, as compared to the previous day’s exchange rate. In March 2009, Banco de México announced that it was reducing the value of these auctions to U.S. $300 million. In addition, Banco de México announced that beginning on March 9, 2009, it would auction U.S. $100 million each day through additional auctions. These additional auctions would be conducted by Banco de México irrespective of whether the peso had depreciated as compared to the previous day’s exchange rate. On May 29, 2009, Banco de México announced that the value of the depreciation-contingent auctions would be reduced to U.S. $250 million each day and that, beginning on June 9, 2009, the value of the daily additional auctions would be reduced to U.S. $50 million. On September 1, 2009, Banco de México announced that the daily additional auctions would be suspended as from October 1, 2009; however, the depreciation-contingent auctions remained unchanged. On April 8, 2010, Banco de México announced that it was suspending the depreciation-contigent auctions as from April 12, 2010. From October 9, 2008 through September 30, 2009, Mexico sold an aggregate of U.S. $10.3 billion through the special daily auctions. From October 9, 2008 through April 9, 2010, Mexico sold an aggregate of U.S. $8.3 billion through the depreciation-contingent auctions.

On February 22, 2010, the Exchange Commission announced that it would conduct auctions of options, which would allow the holder of the option to sell U.S. dollars to Banco de México. This system is designed to allow Mexico to gradually accumulate international reserves without affecting the exchange rate.

Pursuant to the new auction policy and commencing February 2010, Banco de México began conducting an auction on the last business day of each month, in which participating financial institutions can purchase options to sell U.S. dollars to Banco de México. These options remain exercisable on any day of the month immediately following the auction. The holders of these options will be able to sell U.S. dollars to Banco de México at the tipo de cambio interbancario de referencia (reference interbank exchange rate, or FIX) as determined by Banco de México on the business day immediately prior to the exercise of the option, so long as the applicable rate does not exceed the observed average of the FIX over the 20 business days preceding the exercise date. The amount of options available for auction each month is U.S. $600 million. From February 26, 2010 to July 30, 2010, Banco de México auctioned an aggregate of U.S. $3.6 billion in options through this mechanism, and, as of August 10, 2010, Banco de México had purchased an aggregate of U.S. $2.7 billion as a result of the holders having exercised these options.

Direct Foreign Investment in Mexico

According to preliminary figures, during the year ended December 31, 2009, direct foreign investment in Mexico recorded with the Registro Nacional de Inversiones Extranjeras (National Foreign Investment Registry) totaled approximately U.S. $12.5 billion as compared with U.S. $23.7 billion during 2008. Of the 2009 total amount, 38.9% was directed to manufacturing, 20.7% to financial services, 10.1% to commerce, 0.5% to transportation and communications, 4.8% to mining, 3.9% to construction, 0.1% to farming and 21.1% to other services. By country of origin, during 2009, 48.7% came from the United States, 18.4% from Spain, 12.5% from the Netherlands, 9.8% from Canada, 2.3% from the United Kingdom, 1.3% from Singapore, 1.3% from Japan, 1.1% from Luxembourg and 4.6% from other countries.

The reduction in inflows from foreign savings in 2009 as compared to 2008 was the result of a decrease in direct foreign investment and an increase in the flows of assets abroad on the part of residents, in particular the private sector. Decreased foreign investment in 2009, as compared to 2008, was mainly due to the international financial and economic crisis that emerged in September 2008, which paralyzed capital flows worldwide, including those to Mexico, with the consequence that long-term investment flows were suddenly and substantially inhibited. Foreign firms planning to invest in Mexico temporarily retreated from their plans in order to address domestic problems they were facing. This situation continued to severely affect direct foreign investment to Mexico throughout 2009.

According to preliminary figures, during the first quarter of 2010, direct foreign investment in Mexico notified to the National Foreign Investment Registry totaled approximately U.S. $4.3 billion.

Exchange Controls and Foreign Exchange Rates

The peso/U.S. dollar exchange rate closed at Ps. 13.0659 = U.S. $1.00 on December 31, 2009. During 2009, the monthly average peso/dollar exchange rate was Ps. 13.5076 = U.S. $1.00. The peso/U.S. dollar exchange rate announced by Banco de México on August 10, 2010 (which took effect on the second business day thereafter) was Ps. 12.6927 = U.S. $1.00.

Public Finance

Revenues and Expenditures

According to preliminary figures for the year ended December 31, 2009, the public sector registered a deficit of Ps. 274.5 billion, equivalent to approximately 2.3% of GDP, which exceeded the approved budgetary deficit by Ps. 47.0 billion, due to (i) an increase of Ps. 23.6 billion in physical investments by PEMEX, as a result of the depreciation of the exchange rate and (ii) an additional public deficit, excluding physical investments by PEMEX, of Ps. 23.4 billion, corresponding to 0.2% of GDP.

According to preliminary figures, during 2009, the public sector primary balance, defined as total public sector revenues less expenditures other than interest payments on public debt registered a deficit of Ps. 10.6 billion, as compared to a surplus of Ps. 216.5 billion recorded in 2008. This was mainly due to the elimination of the

Proyectos de Infraestructura Productiva de Largo Plazo (long-term productive infrastructure projects, or PIDIREGAS) program, as a result of which investment expenditures by budgetary entities are now recognized when incurred.

According to preliminary figures, during the first six months of 2010, the public sector balance recorded a deficit of Ps. 101.7 billion, as compared to a deficit of Ps. 94.6 billion in the same period of 2009. Excluding physical investments by PEMEX, there was a public surplus of Ps. 13.8 billion, an increase of Ps. 2.8 billion as compared to the same period of 2009.

According to preliminary figures, during 2009, public sector budgetary revenues decreased by 6.5% in real terms as compared to 2008, as a result of a 21.4% decrease in oil revenues, which was caused by lower volume and price of crude oil exports, as well as a 13.6% decrease in non-oil tax revenues due to the general slowdown of the Mexican economy, as discussed under “The Economy—Gross Domestic Product” above. The decreased oil revenues were only partially offset by an increase in non-oil revenues by 2.2% in real terms. Non-tax revenues, excluding those from PEMEX, increased from approximately 5.2% of total public sector budgetary revenues during 2008 to approximately 13.6% at the end of 2009. Oil prices decreased by 31.9% in 2009, from an average price of U.S. $84.35 per barrel in 2008 to U.S. $57.44 per barrel in 2009, while PEMEX’s non-tax revenues as a percentage of total public sector budgetary revenues increased from approximately 12.7% in 2008 to approximately 13.5% in 2009.

According to preliminary figures, during the first six months of 2010, public sector budgetary revenues increased by 0.9% in real terms as compared to the same period of 2009, due to a 9.5% increase in oil revenues and a 12.1% increase in non-oil tax revenues, both in real terms. Non-tax revenues, excluding those from PEMEX, as a percentage of total public sector budgetary revenues, decreased to approximately 4.1% during the first six months of 2010 from approximately 11.7% during the same period of 2009.

According to preliminary figures, during 2009, public sector budgetary expenditures increased by 2.2% in real terms as compared to public sector budgetary expenditures during 2008, mainly due to the increased expenditures by PEMEX described above and the Government’s economic stimulus program. During 2009, public sector financing costs increased by 10.0% in real terms as compared to 2008.

According to preliminary figures, during the first six months of 2010, public sector budgetary expenditures increased by 1.0% in real terms from the amount for the corresponding period of 2009. In the first six months of 2010, public sector financing costs decreased by 8.1% in real terms, as compared to the same period of 2009, mainly due to lower interest rates in Mexico and the appreciation of the Mexican peso against the U.S. dollar during the first six months of 2010.

At June 30, 2010, the balance of the Oil Revenues Stabilization Fund totaled Ps. 26.6 billion, the balance of the Federal Entities Revenue Stabilization Fund totaled Ps. 6.2 billion, the balance of the Fund for the Stabilization of Investment in the Infrastructure of Petróleos Mexicanos totaled Ps. 11.1 billion and the balance of the Fund to Support Pension Restructuring totaled Ps. 59.3 billion.

2010 Budget and Fiscal Package

On September 8, 2009, the Federal Executive Office submitted to the Mexican Congress the proposal for the Federal Annual Revenue Law for 2010 and the Federal Expenditure Decree for 2010.

On November 5, 2009, the Federal Annual Revenue Law for 2010 was published in the Diario Oficial de la Federación (Official Gazette of the Federation) and became effective on January 1, 2010. On November 17, 2009, the Federal Expenditure Decree for 2010 (together with the Federal Annual Revenue Law for 2010, the “2010 Budget”) was published in the Official Gazette of the Federation and became effective on January 1, 2010.

The 2010 Budget, as approved by the Mexican Congress, contemplates an overall public sector budget deficit (excluding PEMEX’s physical investments) of Ps. 90 billion (0.7% of GDP). The total deficit approved (including PEMEX’s physical investments) is equivalent to 2.8% of GDP.

The 2010 Revenue Law approved by Congress anticipates public sector budgetary revenues totaling Ps. 2,797 billion and public expenditures totaling Ps. 2,887 billion. The measures approved by Congress are expected to result in an estimated increase of non-oil revenues in the amount of Ps. 136.4 billion, or 1.1% of GDP.

The 2010 Budget permits the Mexican Government to increase education expenditures by 2.5%, social security expenditures by 18.4%, social assistance expenditures by 17.0%, transportation and communications expenditures by 3.7% and sustainable development expenditures by 14.9%, each as compared with the 2009 budget.

The preliminary results for 2008, 2009 and the first quarter of 2010, as well as the budget assumptions and targets for the 2009 and 2010 budgets, are presented below.

2008, 2009 and the First Quarter of 2010 Results;

2009 and 2010 Budget Assumptions and Targets

	2008 Results(1)	2009 Results(1)	2009 Budget(3)	2010 Budget(6)		First Quarter of 2010 Results(2)
Real GDP growth (%)	1.5%	(6.5%)	1.8%	3.9	%(7)	4.3%
Increase in the national consumer price index (%)	6.5%	3.6%	3.8%	3.3%		2.4%
Average export price of Mexican oil mix (U.S. $/barrel)	$84.35	$57.44	$70.00 (4)	$59.00	(4)	$71.39
Current account deficit as % of GDP	1.5%	0.6%	n.a.	n.a.		0.1%
Average exchange rate (Ps./U.S. $1.00)	11.2	13.5	11.7	13.8		12.8
Average rate on 28-day Cetes (%)	7.7%	5.4%	8.0%	4.5%		4.5%
Public sector balance as % of GDP(5)	(0.1%)	(2.3%)	(1.8%)	(0.7%)		0.1%
Primary balance as % of GDP(5)	1.8%	(0.1%)	0.5%	(0.5%)		0.4%

Note:	n.a. = not available.
(1)	Preliminary. This note only applies to real GDP growth and figures expressed as a percentage of GDP, which are subject to periodic revision.
(2)	Preliminary.
(3)	2009 budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2009 published in November 2008 and in the Programa Económico 2009 (Economic Program 2009) published in November 2008, and do not reflect actual results for the year or the adverse global and domestic financial and economic environment in 2009.
(4)	The Mexican Government entered into agreements to hedge oil prices in order to isolate the 2009 and 2010 budgets from the effect of reductions in the price of oil with respect to the level that was assumed in the Federal Revenue Law for each year. The annual average price guaranteed by these hedges was U.S. $70.00 in the fiscal year 2009 and U.S. $57.00 in the fiscal year 2010. Therefore, the approved expenditures level should not be affected if a lower Mexican oil mix price than the one assumed in each budget were observed. The total amount hedged in 2009 was 330 million barrels, which is the amount of net oil exports contemplated in the Economic Program 2009. The aggregate cost of hedging the oil revenues was U.S. $1.5 billion in 2009 and U.S. $1.2 billion in 2010.
(5)	Excluding physical investments by PEMEX.
(6)	2010 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2010 published in November 2009 and in the Programa Económico 2010 (Economic Program 2010) published in November 2009.
(7)	On June 18, 2010, the Ministry of Finance and Public Credit announced that it had revised its real GDP growth estimate for 2010 in response to new economic data, from 4.1% to approximately 5.0%.

Source: Ministry of Finance and Public Credit.

According to preliminary figures, during the first six months of 2010, the public sector overall balance registered a deficit of Ps. 101.7 billion, as compared to a deficit of Ps. 94.6 billion during the same period of 2009. Excluding physical investments by PEMEX, the public sector balance registered a surplus of Ps. 13.8 billion, Ps. 2.1 billion lower than the Ps. 15.9 billion surplus registered for the same period of 2009. The primary balance registered a surplus of Ps. 29.5 billion for the first six months of 2010, as compared with the surplus of Ps. 44.2 billion registered for the same period of 2009.

Public Debt

Internal Public Debt

Internal debt of the Government includes only the internal portion of indebtedness incurred directly by the Mexican Government, Banco de México’s general account balance (which was positive at June 30, 2010, indicating monies owed to the Mexican Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but does not include debt allocated to Banco de México for its use in regulating liquidity (Regulación Monetaria). Internal debt does not include the debt of the Instituto para la Protección del Ahorro Bancario (Bank Savings Protection Institute, or IPAB) or the debt of budget-controlled or administratively controlled agencies.

According to preliminary figures, at December 31, 2009, the net internal debt of the Government totaled Ps. 2,471.3 billion, a 5.9% increase as compared to Ps. 2,332.7 billion of net internal debt at December 31, 2008. Net internal debt as a percentage of GDP increased by 1.8 percentage points in 2009, from 19.2% of GDP in 2008 to 20.9% of GDP in 2009. At December 31, 2009, the gross internal debt of the Government totaled Ps. 2,702.8 billion, as compared to Ps. 2,401.3 billion of gross internal debt at December 31, 2008. This total gross internal debt at December 31, 2009 was comprised of Ps. 388.6 billion of short-term debt and Ps. 2,314.2 billion of long-term debt, as compared to Ps. 281.3 billion of short-term debt and Ps. 2,120.1 billion of long-term debt at December 31, 2008. The average maturity of the Government’s internal debt decreased by 0.02 years during 2009, from 6.36 years at December 31, 2008 to 6.34 years at December 31, 2009. The Government’s financing costs on internal debt totaled Ps. 173.3 billion, or 1.5% of GDP, during 2009, an increase of 9.11%, or 0.2% of GDP, as compared to 2008.

The Mexican Federal Revenue Law for the Fiscal Year 2009 (the “2009 Revenue Law”) provided for a budget deficit that corresponded to approximately 1.8% of GDP. Accordingly, the 2009 Revenue Law permitted the Mexican Government to conduct new debt issuances in order to finance this deficit. In addition, as a result of the public sector pension reform in 2007, the Mexican Government now recognizes, as internal public debt, all liabilities associated with the previous public sector pension system. Accordingly, the 2009 Revenue Law authorized the Mexican Government to finance these pension liabilities through the issuance of additional debt. Similarly, the 2009 Revenue Law permitted the Mexican Government to incur additional indebtedness in order to finance expenses related to PIDIREGAS, which when denominated in pesos are also now recognized as internal public debt of the Mexican Government.

According to preliminary figures, at June 30, 2010, the net internal debt of the Government totaled Ps. 2,602.2 billion, as compared to Ps. 2,471.3 billion outstanding at December 31, 2009. At June 30, 2010, the gross internal debt of the Government totaled Ps. 2,934.0 billion, as compared to Ps. 2,702.8 billion of gross internal debt at December 31, 2009. Of the total gross internal debt of the Government at June 30, 2010, Ps. 413.1 billion represented short-term debt and Ps. 2,520.9 billion represented long-term debt, as compared to Ps. 388.6 billion of short-term debt and Ps. 2,314.2 billion of long-term debt at December 31, 2009. The average maturity of the Government’s internal debt increased by 0.11 years during the first six months of 2010, from 6.34 years at December 31, 2009 to 6.45 years at June 30, 2010. The Government’s financing costs on internal debt totaled Ps. 85.7 billion for the first six months of 2010, an increase of 0.6%, as compared to the same period of 2009.

The following table summarizes the net internal public debt of the Mexican Government at each of the dates indicated.

Internal Debt of the Mexican Government(1)

	December 31,															June 30,
	2005			2006			2007			2008			2009(2)			2010(2)
	(in billions of Ps.)		(%)	(in billions of Ps.)		(%)	(in billions of Ps.)		(%)	(in billions of Ps.)		(%)	(in billions of Ps.)		(%)	(in billions of Ps.)		(%)
Gross Debt
Government Securities	Ps.	1,173.3	94.5	Ps.	1,569.9	93.9	Ps.	1,795.8	94.7	Ps.	2,021.2	84.2	Ps.	2,379.3	88.0	Ps.	2,608.4	88.9
Cetes		288.2	23.2		346.0	20.7		340.5	18.0		357.1	14.9		498.8	18.5		527.5	18.0
Floating Rate Bonds		287.6	23.2		359.6	21.5		325.0	17.1		243.6	10.1		243.5	9.0		227.3	7.7
Inflation-Linked Bonds		95.3	7.7		155.3	9.3		235.3	12.4		334.9	13.9		430.6	15.9		498.4	17.0
Fixed Rate Bonds		502.2	40.4		709.0	42.4		895.1	47.2		1,085.6	45.2		1,206.5	44.6		1,355.3	46.2
Other		68.8	5.5		102.9	6.1		100.6	5.3		380.1	15.8		323.4	12.0		325.6	11.1

Total Gross Debt	Ps.	1,242.2	100.0	Ps.	1,672.8	100.0	Ps.	1,896.3	100.0	Ps.	2,401.3	100.0	Ps.	2,702.8	100.0	Ps.	2,934.0	100.0

Net Debt
Financial Assets(3)		(58.8)			(125.7)			(107.9)			(68.6)			(231.4)			(331.8)

Total Net Debt	Ps.	1,183.3		Ps.	1,547.1		Ps.	1,788.3		Ps.	2,332.7		Ps.	2,471.3		Ps.	2,602.2

Gross Internal Debt/GDP			12.8%			15.6%			16.1%			19.8%			22.9%			n.a.
Net Internal Debt/GDP			12.2%			14.4%			15.2%			19.2%			20.9%			n.a.

Note:	Numbers may not total due to rounding.
n.a. = not available.
(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations pursuant to Regulación Monetaria, which amounted to approximately Ps. 1.2 billion at June 30, 2010. Regulación Monetaria does not increase the Mexican Government’s overall level of internal debt, because Banco de México must reimburse the Mexican Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Mexican Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, Regulación Monetaria can result in a situation in which the level of outstanding internal debt is higher than the Mexican Government’s figure for net internal debt.
(2)	Preliminary.
(3)	Includes the net balance denominated in pesos of the General Account of the Federal Treasury with Banco de México.

Source: Ministry of Finance and Public Credit.

External Public Debt

The total external debt of the public sector consists of the external portion of the long-term indebtedness incurred directly by the Mexican Government, the external long-term indebtedness incurred by budget-controlled agencies, the external long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks) and the short-term external debt of the public sector. Private sector debt guaranteed by the Mexican Government is not included unless and until the Mexican Government is called upon to make payment under the applicable guaranty. External public debt does not include, among other things, repurchase obligations of Banco de México with the IMF or the debt of the IPAB. For purposes hereof, long-term debt includes all debt with maturities of one year or more from the date of issue.

According to preliminary figures, at December 31, 2009, outstanding public sector gross external debt equaled U.S. $96.4 billion, an increase of approximately U.S. $39.4 billion from U.S. $56.9 billion at December 31, 2008. This increase in public sector gross external debt was primarily due to the recognition as public sector debt of certain PIDIREGAS obligations, which were previously treated as off-balance sheet liabilities. Of the total public sector external debt at December 31, 2009, U.S. $94.6 billion represented long-term debt while U.S. $1.8 billion represented short-term debt.

According to preliminary figures, at December 31, 2009, commercial banks held approximately 18.5% of Mexico’s total public sector external debt, multilateral and bilateral creditors (excluding the IMF) held approximately 20.0%, bondholders held approximately 60.7% and other creditors held the remaining 0.9%.

According to preliminary figures, total public debt (gross external debt plus net internal debt) at December 31, 2009 represented approximately 30.6% of nominal GDP, an increase of 5.6 percentage points as compared to December 31, 2008.

According to preliminary figures, at June 30, 2010, outstanding public sector gross external debt equaled U.S. $96.2 billion, a decrease of approximately U.S. $137.5 million from U.S. $96.4 billion at December 31, 2009. Of this amount, U.S. $94.3 billion represented long-term debt while U.S. $1.9 billion represented short-term debt.

According to preliminary figures, at June 30, 2010, commercial banks held approximately 19.1% of Mexico’s total public sector external debt, multilateral and bilateral creditors (excluding the IMF) held approximately 21.4%, bondholders held approximately 59.0% and other creditors held the remaining 0.5%.

According to preliminary figures, total public debt (gross external debt plus net internal debt) at March 31, 2010 represented approximately 30.5% of nominal GDP, a decrease of 0.1 percentage points as compared to December 31, 2009.

The following table sets forth a summary of the external public debt of Mexico and a breakdown of such debt by currency. See footnote 1 to the table “Summary of External Public Debt” below.

Summary of External Public Debt(1)

By Type

	Long-Term Direct Debt of the Mexican Government		Long-Term Debt of Budget- Controlled Agencies		Other Long- Term Public Debt(2)		Total Long- Term Debt		Total Short- Term Debt		Total Long- and Short- Term Debt
	(in millions of dollars)
December 31,
2004	U.S. $	48,561	U.S. $	10,636	U.S. $	17,952	U.S. $	77,149	U.S. $	2,077	U.S. $	79,226
2005		48,689		6,736		15,464		70,889		786		71,675
2006		39,330		7,046		7,545		53,921		845		54,766
2007		40,114		7,745		6,576		54,435		920		55,355
2008		39,997		9,782		5,885		55,664		1,275		56,939
2009(4)		47,350		41,048		6,202		94,600		1,754		96,354
June 30, 2010(4)		48,490		39,946		5,901		94,337		1,879		96,216

By Currency(3)

	December 31,										June 30, 2010(4)
	2005		2006		2007		2008		2009(4)
	(in millions of U.S. $)	(%)	(in millions of U.S. $)	(%)	(in millions of U.S. $)	(%)	(in millions of U.S. $)	(%)	(in millions of U.S. $)	(%)	(in millions of U.S. $)	(%)
U.S. dollars	65,480	91.4	50,760	92.7	44,309	80.0	47,851	84.0	77,919	80.9	80,993	84.2
Japanese yen	1,990	2.8	1,006	1.8	1,157	2.1	1,095	1.9	4,541	4.7	4,643	4.8
Pounds sterling	80	0.1	91	0.2	1,040	1.9	687	1.2	1,981	2.1	1,835	1.9
Swiss francs	171	0.2	175	0.3	423	0.8	410	0.7	716	0.7	829	0.9
Others	3,954	5.5	2,734	5.0	8,426	15.2	6,896	12.1	11,197	11.6	7,916	8.2

Total	71,675	100.0	54,766	100.0	55,355	100.0	56,939	100.0	96,354	100.0	96,216	100.0

Note:	Numbers may not total due to rounding.
(1)	External debt denominated in foreign currencies other than dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of these were outstanding at June 30, 2010) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include the value of principal and interest collateral on restructured debt and Mexican public sector external debt that is held by public sector entities but that has not been canceled.
(2)	Includes debt of development banks and other administratively controlled agencies whose finances are consolidated with those of the Mexican Government.
(3)	Adjusted to reflect the effect of currency swaps.
(4)	Preliminary.

Source: Ministry of Finance and Public Credit.

Recent Securities Offerings

On December 11, 2009, Mexico issued Japanese yen 150 billion of notes guaranteed by the Japan Bank for International Cooperation (JBIC). These bonds were placed in the Japanese private market, bear interest at 2.22% per year and have a tenor of 10 years.

On January 15, 2010, Mexico issued U.S. $1 billion of its 5.125% Global Notes due 2020. The notes were issued under Mexico’s U.S. $80 billion Global Medium-Term Notes program and give investors a yield to maturity of 5.25% for a tenor of 10 years.

On February 23, 2010, Mexico issued, in the Mexican market, Ps. 25 billion of domestic fixed rate bonds due 2020. These bonds give investors a yield to maturity of 7.66% for a tenor of 10 years.

On March 11, 2010, Mexico issued U.S. $1 billion of its 5.125% Global Notes due 2020. The notes were issued under Mexico’s U.S. $80 billion Global Medium-Term Notes program and give investors a yield to maturity of 5.00% for a tenor of 10 years.

On March 23, 2010, Mexico issued, in the Mexican market, UDI 3.5 billion (Ps. 15 billion) of fixed rate Udibonos (government bonds denominated in UDIs, a unit of account whose value in pesos is indexed to inflation on a daily basis). These Udibonos give investors a yield to maturity in UDIs of 4.27% for a tenor of 30 years.

On April 13, 2010, Mexico issued U.S. $1 billion of its 6.05% Global Notes due 2040. The notes were issued under Mexico’s U.S. $80 billion Global Medium-Term Notes program and give investors a yield to maturity of 6.218% for a tenor of 30 years.

On July 6, 2010, Mexico issued in the Mexican market, Ps. 25 billion of domestic fixed rate bonds due 2015. These bonds give investors a yield to maturity of 6.13% for a tenor of 5 years.

On July 8, 2010, Mexico issued €850 million of its 4.25% Global Notes due 2017. The notes were issued under Mexico’s U.S. $80 billion Global Medium-Term Notes program and give investors a yield to maturity of 4.29% for a tenor of 7 years.

Tables and Supplementary Information

PUBLIC DEBT OF THE GOVERNMENT

A. DIRECT DEBT OF THE GOVERNMENT

Table I. Floating Internal Debt at June 30, 2010

(payable in pesos)

Title	Interest Rate	Maturity Date	Outstanding Principal Amount		Amortization or Sinking Fund Provision
			(in millions of pesos)
Short-term Treasury Certificates (“Cetes”)	Various	Various	Ps.	413,053.3	None

Total Floating Internal Debt			Ps.	413,053.3

Table II. Funded Internal Debt at June 30, 2010

(payable in pesos)

Title	Interest Rate	Maturity Date	Outstanding Principal Amount		Amortization or Sinking Fund Provision
			(in millions of pesos)
Fixed-Rate Bonds	Fixed	Various	Ps.	1,355,268.4	None
Development Bonds (“Bondes”)	Various	Various		0.0	None
Development Bonds (“Bondes D”)	Various	Various		227,256.1	None
UDI-denominated Development Bonds (“UDI bonds”)	Various	Various		498,399.9	None
Retirement Saving System Fund (“Fondo de Ahorro/SAR”)	Various	Various		99,649.7	None
One-year Treasury Certificates (“Cetes”)(1)	Various	Various		114,444.3	None
Others(2)	Various	Various		225,934.9	None

Total Funded Internal Debt			Ps.	2,520,953.3

(1)	One-year Cetes are the only long-term Treasury Certificates issued by the Government.
(2)	Includes Ps. 189.5 billion of liabilities associated with the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (“ISSSTE Law”). See “The Economy—Employment and Labor” in Mexico’s annual report for 2008.

Table III. Net Internal Debt at June 30, 2010

(payable in pesos)

Title	Interest Rate	Maturity Date	Outstanding Principal Amount		Amortization or Sinking Fund Provision
			(in millions of pesos)
Total Floating Internal Debt			Ps.	413,053.3
Total Funded Internal Debt				2,520,953.3
Assets(1)	Various	Various		(331,847.0)	None

Total Net Internal Debt			Ps.	2,602,159.6

(1)	Includes Banco de México’s General Account Balance, which is positive (indicating monies owing to the Federal Government).

Table IV. Funded External Debt at June 30, 2010

Bond Issues at June 30, 2010

Title	Interest Rate (%)	Date of Issue	Maturity Date	Currency(1)	Original Principal Amount	Principal Amount Outstanding	Remarks
					(in thousands)
11.50% Global Bonds due 2026	11.50	May 1996	May 2026	USD	1,750,000	338,580
11.375% Global Bonds due 2016	11.375	Sep. 1996	Sep. 2016	USD	1,000,000	702,066
Notes due 2017	11.0	May 1997	May 2017	LRA	500,000,000	330,935,651	(2)
Step-Down Notes due 2013	10.0-7.375	Apr. 1998	Apr. 2013	LRA	750,000,000	588,465,370	(2)
11.375% Global Bonds due 2016	11.375	Aug. 1999	Sep. 2016	USD	400,000	280,826
Global Bonds due 2016	11.375	Feb. 2000	Feb. 2016	USD	994,641	698,304
Notes due 2011	8.375	Jan. 2001	Jan. 2011	USD	1,500,000	924,296
Notes due 2019	8.125	Mar. 2001	Dec. 2019	USD	3,300,000	1,352,366
Notes due 2011	8.375	May 2001	Jan. 2011	USD	1,000,000	616,198
Notes due 2031	8.300	Aug. 2001	Aug. 2031	USD	1,500,000	757,406
Notes due 2031	8.300	Dec. 2001	Aug. 2031	USD	1,000,000	504.938
Notes due 2012	7.500	Jan. 2002	Jan. 2012	USD	1,500,000	864,137
Notes due 2022	8.000	Sep. 2002	Sep. 2022	USD	1,750,000	714,348
Notes due 2031	8.300	Dec. 2002	Aug. 2031	USD	750,000	378,703
Notes due 2013	6.375	Jan. 2003	Jan. 2013	USD	2,000,000	1,191,414
Notes due 2015	6.625	Mar. 2003	Mar. 2015	USD	1,000,000	671,824
Notes due 2033	7.500	Apr. 2003	Apr. 2033	USD	1,000,000	361,554
Notes due 2013	5.375	June 2003	Jun. 2013		€750,000	629,418	(2)
Notes due 2014	5.875	Oct. 2003	Jan. 2014	USD	1,000,000	719,975
Notes due 2024	6.75	Jan. 2004	Feb. 2024	STG	500,000	476,526
Notes due 2014	5.875	Apr. 2004	Jan. 2014	USD	793,267	571,133
Notes due 2033	7.500	Apr. 2004	Apr. 2033	USD	2,056,822	743,653
Notes due 2034	6.75	Sep. 2004	Sep. 2034	USD	1,500,000	1,171,942
Notes due 2020	5.50	Nov. 2004	Feb. 2020		€750,000	554,651	(2)
Notes due 2015	6.625	Jan. 2005	Mar. 2015	USD	1,000,000	671,825
Notes due 2012	3.0	June 2005	June 2012	CHF	250,000	250,000	(2)
Notes due 2015	4.5	June 2005	June 2015		€750,000	614,470
Internotes due 2011	5.0	Feb. 2006	Feb. 2011	USD	5,147	5,147
Internotes due 2013	5.1	Feb. 2006	Feb. 2013	USD	3,030	3,030
Notes due 2017	5.625	Mar. 2006	Jan. 2017	USD	3,000,000	3,000,000
Notes due 2034	6.75	Jan. 2007	Sep. 2034	USD	2,266,566	1,770,855
Notes due 2034	6.75	Sep. 2007	Sep. 2034	USD	500,000	390,647
Notes due 2017	5.625	Sep. 2007	Jan. 2017	USD	500,000	500,000
Notes due 2040	6.05	Jan. 2008	Jan. 2040	USD	1,500,000	1,500,000
Notes due 2019	5.95	Dec. 2008	Mar. 2019	USD	2,000,000	2,000,000
Notes due 2014	5.875	Mar. 2009	Feb. 2014	USD	1,500,000	1,500,000
Notes due 2019	5.95	Sep. 2009	Mar. 2019	USD	1,000,000	1,000,000
Notes due 2040	6.055	Sep. 2009	Jan. 2040	USD	750,000	750,000
Notes due 2019	2.22	Dec. 2009	Dec. 2019		¥150,000,000	150,000,000
Notes due 2020	5.125	Jan. 2010	Jan. 2020	USD	1,000,000	1,000,000
Notes due 2020	5.125	Mar. 2010	Jan. 2020	USD	1,000,000	1,000,000
Notes due 2040	6.055	Apr. 2010	Jan. 2040	USD	1,000,000	1,000,000

Loans from Multilateral and Bilateral Organizations

at June 30, 2010

Title	Interest Rate (%)	Date of Issue	Maturity Date	Currency(1)	Principal Amount Outstanding(6)	Remarks
					(in thousands of dollars)
Loans from the International Bank for Reconstruction and Development (“World Bank”) and the Inter-American Development Bank	Variable, ranging from 7.25 to 11.6; some variable	Various	Various	ATS, Bfr, C$, CHF, DM, DFL, Dirham, Escudo, FF, LRA, KD, LD, Markka, NK, PE, Rand, Riyal, SDR, SK, STG, USD, VB, ¥, €	$14,091,094	(3)(4)

Loans from Banks and Suppliers

at June 30, 2010

Title	Interest Rate (%)	Date of Issue	Maturity Date	Currency(1)	Original Principal Amount	Principal Amount Outstanding	Remarks
					(in thousands of dollars)
Various	Various	Various	Various	USD	$709,911	$352,129

Total Funded External Debt						$48,489,924	(6)

(1)	The currencies are defined as: ATS, Austrian shillings; Bfr, Belgian franc; C$, Canadian dollar; CHF, Swiss franc; DM, Deutsche mark; DFL, Dutch guilder; Dirham, United Arab Emirates dirham; Escudo, Portuguese escudo; FF, French franc; LRA, Italian lira; KD, Kuwait dinar; LD, Libyan dinar; Markka, Finnish markka; NK, Norwegian krone; PE, Spanish peseta; Rand, South African rand; STG, Pound sterling; Riyal, Saudi Arabian riyal; SDR, Special Drawing Rights; SK, Swedish krona; USD, United States dollar; VB, Venezuelan bolivar; ¥, Japanese yen; and €, Euro.
(2)	In connection with these issuances, Mexico entered into currency swaps of LRA 500 billion into U.S. $300,836,144; LRA 750 billion into U.S. $427,316,438; € 750,000,000 into U.S. $892,500,000; €750,000,000 into U.S. $921,825,000 and CHF 250,000,000 into U.S. $200,787,085 000.
(3)	Semi-annual, quarterly or monthly amortization calculated to retire loans or securities by maturity.
(4)	The direct obligors in respect of U.S. $1,031,987,000 of these loans are Banobras (U.S. $348,620,000), Bancomext (U.S. $8,793,000), NAFIN (U.S. $626,232,000) and Sociedad Hipotecaria Federal (U.S. $48,342,000), acting in their capacities as financing agents for the Government. The Government is the direct borrower of the remainder of these loans (U.S. $13,059,107,000). The outstanding amount of the portion of these loans as to which the Government is not the direct obligor is not included in the total of this Table IV, but rather is included in Table VI.
(5)	Includes revaluation because of changes in parity of foreign currencies.
(6)	This total is expressed in dollars and differs from the addition of all items because some items are expressed in other currencies.

B. EXTERNAL DEBT OF BUDGET-CONTROLLED AGENCIES AND OTHER EXTERNAL DEBT

Table V. External Debt of Budget-controlled Agencies at June 30, 2010

(payable in foreign currencies)

Borrower	Dollar Equivalent of Principal Amount Outstanding	Dollar Equivalent of Amount Having an Original Maturity of Less than One Year
	(in millions of dollars)
Federal Electricity Commission	$3,544.4	$164.9
PEMEX	36,566.8	0.0

Total External Debt of Budget-controlled Agencies	$40,111.2	$164.9

Table VI. Other Public Sector External Debt at June 30, 2010 (1)

(payable in foreign currencies)

Borrower	Dollar Equivalent of Principal Amount Outstanding	Dollar Equivalent of Amount Having an Original Maturity of Less than One Year
	(in millions of dollars)
Financial Sector	$7,615.0	$1,714.2
NAFIN	2,360.9	854.2
Banobras	2,023.1	0.0
Bancomext	1,183.2	860.0
SHF	2,047.8	0.0
Non-Financial Sector	0.0	0.0

Total	$7,615.0	$1,714.2

(1)	This table includes debt of national development banks and certain commercial banks that is guaranteed by Mexico and other public sector debt registered with the Dirección de Deuda Pública, but does not include debt of entities whose finances are not included in the Government’s budget. In addition, private sector debt guaranteed by the Government or other public sector entities is not considered external public sector debt unless and until the guaranty is called.